Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CONTINUING CONNECTED TRANSACTION

PRODUCTS AND SERVICES AGREEMENT

The Board hereby announces that, on 24 August 2016, the Company and Beijing Gas entered into the Products and Services Agreement, pursuant to which the Company has agreed to supply, and Beijing Gas has agreed to purchase natural gas and natural gas related pipeline transportation services.

LISTING RULES IMPLICATION

PetroChina Beijing Gas Pipeline is a non-wholly owned subsidiary of the Company and ceased to be an insignificant subsidiary of the Company in 2016. Beijing Gas is a substantial shareholder (as defined under the Listing Rules) of PetroChina Beijing Gas Pipeline (holding 40% of the issued share capital of PetroChina Beijing Gas Pipeline) and is a connected person (as defined under the Listing Rules) of the Company. Therefore, the transactions under the Products and Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Since one or more of applicable percentage ratios for transactions under the Products and Services Agreement under the Listing Rules are more than 0.1% but less than 5%, the transactions under Products and Services Agreement are subject to the reporting, announcement and annual review requirements but are exempted from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

PRODUCTS AND SERVICES AGREEMENT

Date:	24 August 2016

Parties:	(1) the Company

(2) Beijing Gas

Term and termination:	The term of the Products and Services Agreement shall be two years commencing from 1 January 2016 and ending on 31 December 2017 (with retrospective effect), which may be extended if agreed by both parties and approved by the Board or shareholders of the Company (as the case may be).

During the term of the Products and Services Agreement, the specific product and service agreements may be terminated from time to time by either of the parties thereto providing at least 6 months’ written notice of termination in relation to any categories of products or services.

Subject matter:	Pursuant to the Products and Services Agreement, the Company has agreed to supply, and Beijing Gas has agreed to purchase natural gas and natural gas related pipeline transportation services.

The Products and Services Agreement serves as a framework agreement between the parties, pursuant to which the Group and Beijing Gas Group will enter into specific agreements during the term of the Products and Services Agreement.

Basis for price determination	The Products and Services Agreement provides the following pricing principles for the products and services to be provided:

(a) for the natural gas with government-prescribed price, the Group shall use the city gate price for non-residential users prescribed in the Notice on Reducing the Price of Natural Gas for Non-resident Use and Further Promoting the Reform of Prices Marketization ( ) issued by NDRC as benchmark and may determine the specific city gate price within the range of an upward adjustment of 20% (which will be allowed from 20 November 2016) and an unlimited downward adjustment upon negotiation; and

(b) for the natural gas without government-prescribed price, the Group shall set its price by reference to the natural gas with government-prescribed price and the range of an upward adjustment will be further negotiated.

All the pipeline transportation services fees have been included in the natural gas city gate price and will not be charged otherwise.

HISTORICAL AMOUNTS, PROPOSED ANNUAL CAPS AND RATIONALE

The Board has considered and proposed that the following maximum amounts in respect of the Continuing Connected Transactions which will serve as the annual caps for such transactions:

Historical Amount			Proposed Annual Caps
Year ended 31 December			Year ended 31 December
2013	2014	2015	2016	2017
		(RMB million)
14,630	20,198	28,485	27,655	29,425

Basis of determination of the Proposed Annual Caps

The Proposed Annual Caps have been determined with reference to (i) the relevant pricing principles, i.e., the government prescribed price; (ii) the historical transaction levels for the same type of transactions; and (iii) the estimated future transaction levels based on the market needs of natural gas in the coming two years.

Reasons for and benefits of the Continuing Connected Transactions

Due to the long term relationship between the Company and Beijing Gas and the significant share of Beijing Gas in Beijing natural gas market, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the Continuing Connected Transactions are on normal commercial terms and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Proposed Annual Caps are fair and reasonable.

INFORMATION ON THE PARTIES

The Company

The Company is a joint stock limited company incorporated on 5 November 1999 under the Company Law as a result of the restructuring of CNPC. The H Shares, ADSs, and A Shares of the Company are listed on the Hong Kong Stock Exchange, the New York Stock Exchange, and the Shanghai Stock Exchange, respectively.

The Company and its subsidiaries engage in a broad range of petroleum and natural gas activities including the exploration, development, production and sale of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sale of basic petrochemical products, derivative petrochemical products and other petrochemical products; the sale and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

Beijing Gas

Beijing Gas is a company established under the laws of the PRC with limited liability and is mainly engaged in operation of natural gas supply network in the PRC. Beijing Gas is a substantial shareholder (as defined under the Listing Rules) of PetroChina Beijing Gas Pipeline (holding 40% of the issued share capital of PetroChina Beijing Gas Pipeline) and is a connected person (as defined under the Listing Rules) of the Company.

LISTING RULES IMPLICATION

PetroChina Beijing Gas Pipeline is a non-wholly owned subsidiary of the Company and ceased to be an insignificant subsidiary of the Company in 2016. Beijing Gas is a substantial shareholder (as defined under the Listing Rules) of PetroChina Beijing Gas Pipeline (holding 40% of the issued share capital of PetroChina Beijing Gas Pipeline) and is a connected person (as defined under the Listing Rules) of the Company. Therefore, the transactions under the Products and Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Since one or more of applicable percentage ratios for the transactions under the Products and Services Agreement under the Listing Rules are more than 0.1% but less than 5%, the transactions under the Products and Services Agreement re subject to the reporting, announcement and annual review requirements but are exempted from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

None of the Directors has any material interest in the Products and Services Agreement and none of them has abstained from voting on the Board resolution.

DEFINITIONS

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“A Shares”	the domestic ordinary shares issued by the Company to domestic investors for subscription and trading and denominated in Renminbi

“Beijing Gas”	Beijing Gas Group Company Limited ( ), a company established under the laws of the PRC with limited liability, and a substantial shareholder of PetroChina Beijing Gas Pipeline, holding 40% interest in PetroChina Beijing Gas Pipeline

“Beijing Gas Group”	Beijing Gas and its subsidiaries, branches and units

“PetroChina Beijing Gas Pipeline”	PetroChina Beijing Gas Pipeline Co., Ltd. ( ), a company established under the laws of the PRC with limited liability and a subsidiary of the Company, in which the Company holds 60% interest

“Board”	the board of directors of the Company

“CNPC”	China National Petroleum Corporation, a state-owned enterprise established under the laws of the PRC, being the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law, and listed on the main board of Shanghai Stock Exchange and Hong Kong Stock Exchange together with American depository shares listed on the New York Stock Exchange

“Company Law”	The Company Law of the People’s Republic of China

“Continuing Connected Transactions”	the continuing connected transactions contemplated under the Products and Services Agreement

“Director”	director of the Company

“Group”	the Company and its subsidiaries, branches and units

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“NDRC”	National Development and Reform Commission of the PRC

“PRC”	the People’s Republic of China

“Products and Services Agreement”	the agreement entered into between the Company and Beijing Gas on 24 August 2016, pursuant to which the Company has agreed to supply, and Beijing Gas has agreed to purchase natural gas and natural gas related pipeline transportation services

“Proposed Annual Caps”	the proposed annual caps in respect of the Continuing Connected Transactions

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	shareholder(s) of the Company

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

24 August 2016

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr Xu Wenrong as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.